Mail Stop 3561

April 19, 2006

Ms. Janet L. Steinmayer
President and Chief Executive Officer
Centerplate, Inc.
201 East Broad Street
Spartanburg, South Carolina 29306

RE: Centerplate, Inc. (the "Company")
Form 10-K for the Fiscal Year Ended December 28, 2004
Form 10-K for the Fiscal Year Ended January 3, 2006
File No. 001-31904

Dear Ms. Steinmayer:

        We have reviewed your response letter dated March 16, 2006 and have the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 3, 2006

11. Demand for Registration, page F-24

1.   We have reviewed your response to our prior comment number 5 in which you explain your rationale for deferring recognition of costs associated with a proposed IDS offering until the fourth quarter of 2005. However, based on your response, we are still unclear as to why the write-off of these costs did not occur prior to the fourth quarter of 2005. As the disclosure in Note 11 to your 2005 financial statements indicates that the Initial Equity Investors exercised their demand registration rights in June 2004, we are unclear as why a period in excess of a year elapsed, prior to the recognition of these costs. As outlined in SAB Topic 5A, costs incurred in connection with an aborted offering should

be expensed. Furthermore, when a delay in excess of 90 days occurs with respect to an offering, it would generally be considered an aborted offering pursuant to SAB Topic 5A. As we note that the Company did not file any registration statements during the period from June 2004 through the date these costs were written off, we do not understand the Company's rationale or basis for deferring these costs beyond 2004. Please advise or revise as appropriate. As part of your response, you should also explain in detail the specific nature and amounts of the costs whose recognition was deferred until the fourth quarter of 2005. We may have further comment upon receipt of your response.

As appropriate, please amend your filing and respond to our comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at (202) 551-3302 or the undersigned at (202) 551-3813 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mr. Kenneth Frick
(864) 598-8695